Exhibit 12

ROCKWOOD SPECIALTIES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
($ in millions, except ratios)	2006	2005	2004	2003	2002
Determination of Earnings (Losses):
Income (loss) from continuing operations before taxes	$152.9	$228.2	$(138.5)	$(81.5)	$(60.7)
Add:
Interest expense (a)	195.7	184.2	126.7	85.8	88.2
Rent expense (b)	9.9	9.1	7.3	3.4	3.2
Total earnings (losses) as defined	$358.5	$421.5	$(4.5)	$7.7	$30.7
Fixed charges:
Interest expense (a)	$195.7	$184.2	$126.7	$85.8	$88.2
Rent expense (b)	9.9	9.1	7.3	3.4	3.2
Capitalized interest	0.3	0.3	—	—	—
Total fixed charges	$205.9	$193.6	$134.0	$89.2	$91.4
Ratio of earnings to fixed charges (c)	1.7	2.2	—	—	—

(a)             Interest expense includes amortization of debt expenses.

(b)            Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

(c)             Earnings were insufficient to cover fixed charges by $138.5 million, $81.5 million and $60.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.